SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company)

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of Person Filing Statement)

Preferred Shares, no par value, and

American Depository Shares, each representing one Preferred Share

(Titles of Class of Securities)

87924Y105

(CUSIP Number of American Depositary Shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark O. Bagnall White & Case LLP Wachovia Financial Center, Suite 4900 200 South Biscayne Boulevard Miami, FL 33131 Tel: (305) 371-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Tele Norte Celular Participações S.A. (“TNCP”), a sociedade anônima organized under the laws of the Federative Republic of Brazil. TNCP’s principal executive offices are located at Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte, MG, Brazil. The main telephone number of TNCP is +55-31-9933-3535.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the preferred shares, no par value, of TNCP (“preferred shares”) and American Depositary Shares, each representing one preferred share (“ADSs”). As of July 16, 2008, 4,209,206 preferred shares, no par value (including preferred shares represented by ADSs and excluding treasury shares), were issued and outstanding, of which 3,715 preferred shares are owned directly by Telemar Norte Leste S.A., a corporation (sociedade anônima) formed under the laws of the Federative Republic of Brazil (“Telemar”).

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of TNCP, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer made by Telemar to purchase for cash any and all outstanding preferred shares, no par value (including preferred shares represented by ADSs), of TNCP. The purchase price offered is R$33.00 per preferred share (for reference, equivalent to approximately U.S.$20.68 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m. Brasilia time on July 16, 2008, which was U.S.$1.00=R$1.5956) in cash, net of the stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes. ADS holders tendering through The Bank of New York, as ADS tender agent, or the ADS Tender Agent, will receive payment in U.S. dollars, which will also be net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer Documents”), which are filed as exhibits to the combined Schedule TO and Schedule 13E-3 filed by Telemar, dated July 15, 2008 (as it may be amended or supplemented from time to time, the “Combined Schedule”).

Telemar’s principal executive offices are located at Rua General Polidoro, 99, 5th floor, Botafogo, Rio de Janeiro, RJ, Brazil 22280-004 and its main telephone number is +55 21 3131-1208.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between TNCP, its officers, directors and its affiliates, on the one hand, and Telemar and its officers, directors and affiliates, on the other.

The Stock Purchase Agreement

On April 3, 2008, Telemar concluded the acquisition of control of TNCP (and indirectly of Amazônia Celular S.A.) pursuant to a Stock Purchase Agreement dated as of December 20, 2008 among Telemar and Vivo Participações (the “Stock Purchase Agreement”). Under the Stock Purchase Agreement, Telemar acquired 1,292,679 common shares of TNCP, representing 51.86% of the total number of TNCP’s common shares (excluding treasury shares), and 3,715 preferred shares, representing 0.01% of the total number of TNCP’s preferred shares, and 19.34% of the total number of TNCP’s common shares and preferred shares. As a result of this acquisition, Telemar acquired indirect control of TNCP’s sole subsidiary, Amazônia Celular S.A. This summary and description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which has been filed as Exhibit 9 to this Schedule and is incorporated herein by reference.

Affiliates of Telemar

Tele Norte Leste Participações S.A., or TNL, owns 80.9% of the total share capital, including 97.2% of the voting share capital, of Telemar. Telemar Participações S.A., or TmarPart, owns 17.48% of the total share capital, including 53.8% of the voting share capital, of TNL.

TmarPart has two classes of equity capital stock consisting of common shares and preferred shares, each no par value. TmarPart’s shareholders are parties to shareholders’ agreements that address, among other matters, (1) the election of the board of directors of Telemar, and (2) rights of the shareholders of TmarPart with respect to the disposal by TNL and TmarPart of their shares of Telemar.

The following table sets forth information concerning the direct or indirect ownership of the common shares and preferred shares of TmarPart as of July 16, 2008. TmarPart’s preferred shares have voting rights in exceptional circumstances only.

	Common Shares		Preferred Shares		Total
TmarPart Shareholders	Number of Shares Beneficially Owned	%	Number of Shares Beneficially Owned	%	Number of Total Shares Beneficially Owned	%
BNDES Participações S.A.—BNDESPar	858,225,276	31.4%	1,000,000	100.0%	859,225,276	31.4%
Fiago Participações S.A	683,147,324	25.0%	—	—	683,147,324	25.0%
L.F. Tel S.A.(1)	529,095,882	19.3%	—	—	529,095,882	19.3%
AG Telecom Participações S.A.(2)	705,461,176	25.8%	—	—	705,461,176	25.8%
Fundação Atlântico de Seguridade Social	137,316,044	5.0%	—	—	137,316,044	5.0%
Others	10	*	—	—	10	*

*	less than 1%
(1)	Represents direct ownership of 352,730,588 common shares owned by L.F. Tel S.A. and indirect ownership of 176,365,294 common shares held by Asseca Participações S.A. L.F. Tel S.A. holds 50.0% of the voting and total share capital of Asseca Participações S.A.
(2)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom Participações S.A., indirect ownership of 176,365,294 common shares owned by Andrade Gutierrez Investimentos em Telecomunicações S.A., a wholly owned subsidiary of AG Telecom Participações S.A., and indirect ownership of 176,365,294 common shares held by Asseca Participações S.A. Andrade Gutierrez Investimentos em Telecomunicações S.A. holds 50.0% of the voting and total share capital of Asseca Participações S.A.

None of the the controlling shareholders of Telemar beneficially own any common or preferred shares of TNCP or its subsidiary, Amazônia Celular S.A., other than the shares directly owned by Telemar.

Directors and Executive Officers

TNCP’s board of directors consists of five members and TNCP’s board of executive officers consists of three members who have the following shareholdings in TNCP and its subsidiary, Amazônia Celular S.A.:

TNCP Board of Directors and Executive Officers	TNCP			Amazônia Celular S.A.
	Preferred	Common	Total	Preferred	Common	Total
José Mauro Mettrau Carneiro da Cunha	—	1	1	—	1	1
Júlio César Pinto	—	1	1	—	1	1
José Luis Magalhães Salazar	—	1	1	—	1	1
Luiz Eduardo Falco Pires Corrêa	—	1	1	—	1	1
Paulo Conte Vasconcellos	—	2,000	2,000	—	—	—
Paulo Altmayer Gonçalves	—	—	—	—	—	—
Total	—	2,004	2,004	—	4	4

José Mauro Mettrau Carneiro da Cunha. Mr. José Mauro was elected to TNCP’s board of directors as a nominee of Telemar. Mr. Cunha is the Chairman of the board of directors of Telemar and the chairman of the board of directors of TNL.

Júlio Cesar Pinto. Mr. Pinto was elected to TNCP’s board of directors as a nominee of Telemar. He is also a director and executive officer of Telemar and an executive officer of TNL responsible for TNL’s internal audit.

José Luis Magalhães Salazar. Mr. Salazar was elected to TNCP’s board of directors as a nominee of Telemar. He is also a director and the chief financial officer and investor relations officer of Telemar and the chief financial officer and investor relations officer of TNL.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco was elected to TNCP’s board of directors as a nominee of Telemar. He is also a director and the chief executive officer of Telemar, the chief executive officer of TNL and the chief executive officer of TNL PCS S.A., a subsidiary of TNL.

Paulo Conte Vasconcellos. Mr. Vasconcellos was elected to TNCP’s board of directors as a nominee of the preferred shareholders of TNCP.

Paulo Altmayer Gonçalves. Mr. Gonçalves is an executive officer of TNCP. Mr. Gonçalves is also an executive officer of Telemar and an executive officer of TNL.

Except for one member appointed by the holders of the preferred shares of TNCP (Paulo Conte Vasconcellos), all of the members of the TNCP’s board of directors and all of TNCP’s executive officers are persons designated or appointed by Telemar and are persons who are officers or directors of Telemar. As officers and directors of Telemar, these members of the TNCP board of directors could have conflicts of interest in connection with decisions relating to the offer.

Item 4.	The Solicitation or Recommendation.

Recommendation of TNCP

TNCP does not approve, disapprove or make any recommendation with respect to the tender offer and would advise each holder of preferred shares (including preferred shares represented by ADSs) to make his or her own decision as to whether or not to tender into the tender offer and, if so, the number of preferred shares (including preferred shares represented by ADSs) to tender.

In determining that TNCP would not approve, disapprove or make any recommendation with respect to the tender offer, TNCP noted that Brazilian law, which governs the duties and obligations of TNCP, does not impose any fiduciary or other duty or obligation on TNCP or TNCP’s board of directors or board of executive officers to seek or obtain from Telemar any particular price or a fair price in the tender offer, to approve or disapprove the tender offer, to make any statement or recommendation or to otherwise play any role in connection with the tender offer. Furthermore, Brazilian law and applicable CVM rules do not impose any fiduciary or other duty or obligation on TNCP or TNCP’s board of directors or board of executive officers to make any determination or analysis regarding the tender offer or the tender offer price, including whether or not the terms of the tender offer or the tender offer price are fair to unaffiliated security-holders, nor do they it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of TNCP, the preferred shares and ADSs or to the fairness of the tender offer or to negotiate on behalf of the unaffiliated security-holders. Additionally, Telemar designates or appoints all but one of the members of TNCP’s board of directors.

Intent to Tender

Each current director of TNCP, other than Paulo Conte Vasconcellos, only owns one preferred share of TNCP, which was purchased in order to satisfy a Brazilian law requirement that each individual standing for election as a director of a company at a General Meeting of Shareholders be a shareholder at such company. Because such preferred shares, other than the preferred shares of TNCP owned by Paulo Conte Vasconcellos, were purchased to comply with Brazilian law, TNCP understands that none of these directors intends to tender his preferred share. Mr. Vasconcellos has informed us that he does not intend to tender his preferred shares.

To TNCP’s knowledge, after making reasonable inquiry, none of its affiliates or subsidiaries that owns preferred shares intends to tender any such preferred shares in the tender offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither TNCP nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of preferred shares (including preferred shares represented by ADSs) on TNCP’s behalf with respect to the tender offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the preferred shares or ADSs have been effected since May 16, 2008 (60 days prior to the commencement of the tender offer) by TNCP or, to the knowledge of TNCP, by any executive officer, director or affiliate of TNCP.

Item 7.	Purposes of the Transaction and Plans or Proposals.

TNCP is not undertaking or engaged in any negotiations in response to the tender offer which relate to (i) a tender offer or other acquisition of securities of TNCP by TNCP, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TNCP or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of TNCP or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of TNCP.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the tender offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Certain Legal Matters

TNCP is not aware of any licenses or other regulatory permits that appear to be material to the business of TNCP and that might be adversely affected by the acquisition of preferred shares (including preferred shares represented by ADSs) by Telemar pursuant to the tender offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of preferred shares by Telemar pursuant to the tender offer. Telemar’s obligation under the tender offer to accept for payment and pay for preferred shares is subject to certain conditions that are set forth in Section 5 of the Offer to Purchase and are incorporated herein by reference.

Forward-Looking Statements

This Schedule, including the Exhibits referred to herein, contains certain statements by or relating to TNCP and the transactions with Telemar that are neither reported financial results nor other historical information. These statements are forward-looking statements and, as such, are subject to qualifications concerning risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond TNCP’s ability to control or estimate precisely. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule. TNCP does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule.

Additional Information

TNCP and Telemar are subject to the informational requirements of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the “BOVESPA”), and file reports and other information relating to their business, financial condition and other matters with the CVM and BOVESPA. The CVM maintains an Internet site at http://www.cvm.gov.br, which contains reports and other information regarding issuers that file electronically with the CVM.

TNCP and TNL, the controlling shareholder of Telemar, file annual reports on Form 20-F and furnish reports on Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”). Such reports and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule, except for any information superseded by information directly in this Schedule. The information in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description
Exhibit 1	Offer to Purchase dated July 15, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the combined Schedule TO and Schedule 13E-3 of Telemar filed on July 15, 2008).

Exhibit 2	Form of Letter of Transmittal to transmit American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the combined Schedule TO and Schedule 13E-3 of Telemar filed on July 15, 2008).

Exhibit 3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the combined Schedule TO and Schedule 13E-3 of Telemar filed on July 15, 2008).

Exhibit 4	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the combined Schedule TO and Schedule 13E-3 of Telemar filed on July 15, 2008).

Exhibit 5	Notice of Voluntary Tender Offer for Acquisition of Preferred Shares issued by Tele Norte Celular Participações S.A. dated July 15, 2008 (English translation) (incorporated herein by reference to Exhibit (a)(1)(E) to the combined Schedule TO and Schedule 13E-3 of Telemar filed on July 15, 2008).

Exhibit 6	Material Fact filed by Telemar with the Comissão de Valores Mobiliários (Brazilian Securities Commission, or “CVM”) on December 20, 2007 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Telemar on March 6, 2008).

Exhibit 7	Material Fact filed by Telemar with CVM on March 6, 2008 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Telemar on March 6, 2008).

Exhibit 8	Material Fact filed by Telemar with CVM on April 3, 2008 (incorporated by reference to Schedule TO filed by Telemar on April 4, 2008).

Exhibit 9	Stock Purchase Agreement dated as of December 20, 2007 among Vivo Participações S.A. and Telemar Norte Leste S.A. (incorporated herein by reference to Exhibit (d) to the combined Schedule TO and Schedule 13E-3 of Telemar filed on July 15, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

Tele Norte Celular Participações S.A.

By:	/s/ José Luis Magalhães Salazar

Name: José Luis Magalhães Salazar
Title: Chief Financial Officer and Investor Relations Officer

By:	/s/ Paulo Altmayer Gonçalves

Name: Paulo Altmayer Gonçalves
Title: Executive Officer